SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: July 13, 2015

List of materials

Documents attached hereto:

i) Press release announcing: Determination of Offer Price of Shares and Conversion Price of Convertible Bonds with Stock Acquisition Rights

July 13, 2015
Sony Corporation

Determination of Offer Price of Shares and

Conversion Price of Convertible Bonds with Stock Acquisition Rights

Sony Corporation has determined the offer price and other terms with respect to its issuance of new shares, together with a secondary offering of shares to cover over-allotments, the issuance of which was determined pursuant to a decision of the Representative Corporate Executive Officer, President & CEO of Sony Corporation on June 30, 2015. Sony Corporation also has determined the conversion price and other terms with respect to the issuance of 130% callable unsecured convertible bonds with stock acquisition rights (6th series) (with an inter-bond pari passu clause) (the “Convertible Bonds”), the issuance of which was determined pursuant to a decision of the Representative Corporate Executive Officer, President & CEO of Sony Corporation on June 30, 2015 and a decision of the Representative Corporate Executive Officer, Executive Deputy President & CFO of Sony Corporation on July 6, 2015.

I.	Issuance of new shares and secondary offering of shares
1.	Issuance of new shares through the Japanese public offering and the international offering

(1)	Class and Number of Shares to be Offered	87,200,000 shares of common stock of Sony Corporation, which is the sum of (i) through (iii) below.
(i)	32,000,000 new shares to be underwritten and purchased by the Japanese underwriters in the public offering in Japan (the “Japanese Public Offering”).
(ii)	48,000,000 new shares to be underwritten and purchased by the international underwriters in the international offering (the “International Offering”).
(iii)	A maximum of 7,200,000 shares, which will be subject to the option to be granted to the international managers in the International Offering.

(2)	Offer Price *1	¥ 3,420.5 per share
(3)	Total Amount of Offer Price *2	¥ 298,267,600,000
(4)	Price to Underwriters *1	¥ 3,279.44 per share
(5)	Total Price to Underwriters *2	¥ 285,967,168,000
(6)	Amount of Stated Capital and Additional Paid-in Capital to be Increased *2	Amount of Stated Capital to be Increased ¥ 142,983,584,000 Amount of Additional Paid-in Capital to be Increased ¥ 142,983,584,000
(7)	Subscription Period (in Japan)	From Tuesday, July 14, 2015 to Wednesday, July 15, 2015
(8)	Payment Date	Tuesday, July 21, 2015

Notes:
*1 The underwriters will underwrite and purchase the shares at the Price to Underwriters and offer them at the Offer Price.
*2 Based on the assumption that the option set forth in (1) (iii) above will be exercised in full by the international managers.

2.	Secondary offering of shares of Sony Corporation (secondary offering to cover over-allotments)

(1)	Class and Number of Shares to be Sold	4,800,000 shares of common stock of Sony Corporation.
(2)	Offer Price	¥ 3,420.5 per share
(3)	Total Amount of the Offer Price	¥ 16,418,400,000
(4)	Subscription Period	From Tuesday, July 14, 2015 to Wednesday, July 15, 2015
(5)	Delivery Date	Wednesday, July 22, 2015

3.	Issuance of new shares by way of third-party allotment

(1)	Price to Allottee	¥ 3,279.44 per share
(2)	Total Price to Allottee	(Up to) ¥ 15,741,312,000
(3)	Amount of Stated Capital and Additional Paid-in Capital to be Increased	Amount of Stated Capital to be Increased (Up to) ¥ 7,870,656,000 Amount of Additional Paid-in Capital to be Increased (Up to) ¥ 7,870,656,000
(4)	Subscription Period (Subscription Date)	Monday, August 17, 2015
(5)	Payment Date	Tuesday, August 18, 2015

II.	Issuance of the callable unsecured convertible bonds with stock acquisition rights (6th series) through a public offering in Japan

1.	Matters relating to the stock acquisition rights
	Conversion Price	¥ 5,008
	Conversion Pricing Date	Monday, July 13, 2015
	- Closing price of shares of Sony Corporation’s common stock in regular transactions on the Tokyo Stock Exchange, Inc. on the Conversion Pricing Date	¥ 3,526.5
	- Conversion premium [{(Conversion price)/(Share price (closing price))- 1}×100]	42.01%
2.	Subscription Period	From Tuesday, July 14, 2015 to Wednesday, July 15, 2015
3.	Payment Date	Tuesday, July 21, 2015

<Reference>

1.	Issuance of new shares and secondary offering of shares

(1)	Calculation of the Offer Price
	(i) Base Date for Calculation and Price on the Base Date	Monday, July 13, 2015	¥ 3,526.5
	(ii) Discount Rate		3.01%
(2)	Syndicate cover transaction period	From Thursday, July 16, 2015 to Tuesday, August 11, 2015

2.	Outline of Convertible Bonds (announced on June 30, 2015 and July 6, 2015)

(1)	Total Amount of the Bonds	¥ 120 billion
(2)	Interest Rate of the Bonds	No interest shall be applied to the Bonds.
(3)	Exercise Period	From September 1, 2015 to September 28, 2022
(4)	Redemption Date	September 30, 2022

3.	Use of proceeds

Sony Corporation expects to receive net proceeds of approximately 300 billion yen from the Japanese Public Offering, the International Offering and the issuance of new shares by way of third-party allotment (collectively, the “Global Offering of Common Stock”), after deducting estimated offering expenses payable by Sony Corporation (Note 1).

Sony Corporation expects to receive net proceeds of approximately 119 billion yen from the offering of the Convertible Bonds, after deducting estimated offering expenses payable by Sony Corporation.

Sony Corporation intends to use approximately 188 billion yen of the net proceeds from the Global Offering of Common Stock to fund capital expenditures in the Devices segment and the remainder to fund research and development expenditures in the Devices segment.

Sony Corporation intends to use approximately 51 billion yen of the net proceeds from the offering of the Convertible Bonds to fund capital expenditures in the Devices segment, 25 billion yen to redeem outstanding corporate bonds upon maturity and the remainder to repay long-term indebtedness as it comes due.

(Note 1) This amount assumes that the option set forth in Paragraph (1)(iii) of “I. 1. Issuance of new shares through Japanese public offering and the international offering” above will be exercised in full by the International Managers and that all the offered shares set forth in “I. 3. Issuance of new shares by way of third-party allotment” above will be subscribed for by the designated Japanese underwriter and will be issued.

End of Document